SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 19, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo
Financial and Investor Relations Executive Board - F
Rua Costa Carvalho, 300 - Pinheiros - 05429-900 - São Paulo, SP
Phone (11) 3388-8386 / 8247 - Fax (11) 3815-4465
www.sabesp.com.br

F – 030/05	São Paulo , December 12, 2005

To
São Paulo Stock Exchange – BOVESPA
Headquarters: Rua XV de Novembro, 275
City of São Paulo - State of São Paulo

In care of Nelson Ortega

Subject:	Official Letter GAE/SAE 2285-05 – Request for Clarification
A report published in Gazeta Mercantil, on 12/08/2005, mentions, among other information, that the estimate of R$758.1 million in investments for 2005 regarding this company will not be enforced.

We request clarifications on the mentioned report, as well as other information deemed important.

Dear Sir,

In reply to the official letter GAE/SAE 2285-05, as of December 8, 2005, we clarify that on December 6, 2005 the annual public meeting was held with capital market analysts, at Sabesp headquarters, together with APIMEC - São Paulo (A ssociation of Capital Market Investment Analysts and Professionals) , through webcast simultaneous transmission.

One of the topics brought up by the Financial and Investor Relations Executive Board was the budget enforcement of Sabesp's investments in 2005. The figures presented were related to investments realized until September, 2005 amounting to R$404 million versus the estimated amount until the third quarter adding up to R$587.5 million, and for the year of 2005, R$758.1 million. In view of difficulties in the conclusion of biddings due to litigations, domain and environmental resolutions, it has been disclosed to the market that the realization goal for the year of 2005 will not be reached.

The presentation used at that occasion will be simultaneously filed through the IPE system for acknowledgement and full disclosure.

Yours Sincerely,

Rui de Britto Álvares Affonso
Chief Financial and Investor Relations Officer

01

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 19, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.